Todos Medical Limited

1 Hamada Street

Rehovot Israel

May 19, 2016

VIA EDGAR

Suzanne Hayes, Assistant Director

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Todos Medical Limited

Registration Statement on Form F-1

Filed March 18, 2016

File No. 333-209744

Dear Ms. Hayes:

Todos Medical Limited (the “Company) is in receipt of your comment letter dated March 31, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary

Our Company, page 6

1.	We refer to your response to our comment 1 and your corresponding revised disclosures regarding training your technology to specific populations. You state that prior to the first clinical trial, you already have an “established baseline of what the results should be.” Please briefly disclose how you determined this established baseline. Please update any corresponding disclosures.

RESPONSE:	We have revised our disclosure to clarify the baseline for the training clinical trials is the data from the clinical studies the Company conducted from 2010 through 2013 as described on page 48 under the heading “Past Clinical Studies.”

2.	We refer to your revised disclosure in the 13th paragraph under this heading referring to your potential promotion and commercialization of your products in Israel. Please update your disclosures here and elsewhere as appropriate to discuss the regulatory approvals required for Israel.

RESPONSE:	We have revised our disclosure to clarify that in order to market and sell our products in Israel, we require the approval of the Ministry of Health. To the best of our knowledge, approval of our products by the Ministry of Health requires us to comply with ISO 13485 (which we have not yet obtained) and CE mark approval (which we have already obtained). In the words of the website of the International Standards Organization, ISO 13485 “specifies requirements for a quality management system where an organization needs to demonstrate its ability to provide medical devices and related services that consistently meet customer and applicable regulatory requirements.” The Ministry of Health, however, may have other requirements prior to approving our tests for commercialization in Israel.

Suzanne Hayes, Assistant Director
Securities and Exchange Commission
May 19, 2016

Management

Todos Medical Ltd. 2015 Share Option Plan, page 68

3.	We refer to your updated disclosures regarding the January option grants. Please also disclose the expiration date of the options granted to your management. See Item 4 of Form F-1 and Item 6.B.1. of Form 20F.

RESPONSE:	We have revised our disclosure to specify that all of the options expire on January 11, 2021.

Part II

Exhibit Index

Exhibit 5.1

4.	Please obtain and file a revised legal opinion that uses the present tense with respect to matters relating to the ordinary shares, which are outstanding securities.

RESPONSE:	We have obtained a revised legal opinion that: uses the present tense with regard to 50,221,478 ordinary shares previously issued; uses the future tense with regard to 6,389,406 ordinary shares issuable upon exercise of warrants that have not yet been exercised; and 2,068,606 ordinary shares issuable upon exercise of options that have not yet been exercised.

Signatures

5.	Please include the signature of your authorized representative in the United States. See Instruction 1 to Signatures of Form F-1.

RESPONSE:	We have included the signature of our authorized representative in the United States.

Sincerely,

Todos Medical Limited

By:	/s/ Rami Zigdon
Name:	Rami Zigdon
Title:	Chief Executive Officer